A Special Meeting of the Shareholders of the BB&T Funds the "Trust") was held on June 28, 2000.

Proposal #1 was to approve the new Investment Sub-Advisory
Agreement between Branch Banking and Trust Company ("BB&T") and Federated Investment Management Company ("Federated") with respect to the Fund. This proposal was approved with 67,407,749 votes for, 0 votes against, and 791 votes abstained.

Proposal #2 was to approve the amendment of the Fund's industry concentration policy. This proposal was approved with 67,407,749 votes for, 0 votes against, and 791 votes abstained.